UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)    [   ]

Securities Act Rule 802 (Exchange Offer)     [ X ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)     [   ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)     [   ]

Exchange Act Rule 14e-2(d) (Subject Company Response)     [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     [   ]

Musgrove Minerals Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Richard Raymer, Esq.
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

627511
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

June 3, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)           The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Musgrove Minerals Corp., and are required to be disseminated to U.S. security holders or published in the United States:

•	Notice of Annual and Special Meeting of Shareholders, and Information Circular dated May 30, 2016, attached hereto as Exhibit 99.1 to this Form CB;
•	Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)           Not applicable

Item 2.	Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Note to U.S. Securityholders” on page 11 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

           A written irrevocable consent and power of attorney on Form F-X will be filed by Musgrove Minerals Corp. in connection with the filing of this Form CB.

           Any change in the name or address of the agent for service of process of Musgrove Minerals Corp. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 3, 2016.

MUSGROVE MINERALS CORP.

By: /s/ Rana Vig
Name: Rana Vig
Title: President

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Information Circular dated May 30, 2016
99.2	Letter of Transmittal